Exhibit 99.111

VERSES

VERSES Promotes James Hendrickson to Chief Operating Officer

VANCOUVER, British Columbia, July 02, 2024 -- VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) ("VERSES" or the "Company"), a cognitive computing company developing next-generation intelligent software systems, today announces that James Hendrickson has been appointed Chief Operating Officer (COO). Mr. Hendrickson formerly served as President and General Manager VERSES Enterprise.

"Over the past several years, James has demonstrated exceptional leadership skills, keen intuition, and unwavering determination as he's grown with our company. He's earned the respect of our teams, partners, and investors through his dedication and results-driven approach. As we transition into our operational phase, James deserves to be at the forefront of our efforts," said VERSES CEO Gabriel René. "His diverse experience with both startups and large enterprises uniquely positions him to guide VERSES through our next growth stages, including the commercial and public launch of our Genius™ platform."

Mr. Hendrickson has over 20 years of experience in enterprise technology, edge computing, and advanced automation and robotics. Before joining VERSES, Hendrickson was Head of Strategic Partnerships and Global Alliances at AI robotics maker Berkshire Grey focusing on building their global partner program and activating the first 10 partners into the program. Before that, Mr. Hendrickson spent 17 years at Honeywell in various product, channel,, and marketing roles, including Director of Marketing and Product Management for Voice Solutions.

To learn more about Genius, please visit: https://www.verses.ai/genius

Developers can sign up for Genius beta here.

About VERSES

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt, and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation, and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120